GE LIFESTYLES FUNDS
                      N-SAR QUESTION 77.H


     In regards to question 77H the following funds had a change in control during the six months ending September 30, 2002.

     Series 1, 2 & 3 (Conservative Strategy Fund, Moderate Strategy Fund, Aggressive Strategy Fund) had a reduction of ownership from 87.74%, 63.77% and 59.01% to 0.00% on May 31, 2002 for the Hilton
Hotels 401K plan as a result of a complete redemption by the shareholder.